Exhibit 12.1

Group 1 Automotive, Inc.
Ratios of Earnings to Fixed Charges
(Dollars in thousands, unaudited)

	For the year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Pretax income	$227,371	$182,171	$164,400	$191,895	$160,735
Add:
Fixed charges	127,014	108,106	105,739	97,233	84,395
Less:
Capitalized interest	(1,720)	(741)	(731)	(805)	(689)
Total Earnings	$352,665	$289,536	$269,408	$288,323	$244,441
Fixed Charges:
Interest expense	$112,863	$96,167	$91,306	$80,639	$69,261
Estimated interest within rent expense	12,431	11,198	13,702	15,789	14,445
Capitalized interest	1,720	741	731	805	689
Total Fixed Charges	$127,014	$108,106	$105,739	$97,233	$84,395
Ratio of Earnings to Fixed Charges	2.8	2.7	2.5	3.0	2.9